EXHIBIT 4.4

THE ENTRUSTMENT AGREEMENT

The major terms of the Entrustment Agreement are as follows:

Date	22 August 2018

Parties	(1) The Company; and

(2) GRRE

Scope of the	Under the Entrustment Agreement, GRRE is entrusted to provide the services in relation to the preliminary work for the

Services

transformation of the Project Land, including but not limited to:

1)  in relation to the demolition and relocation on the Project Land, undertaking surveying, preparing transition proposals, analyzing demand and coordinating the settlement after relocation;

2)  conducting works related to the transformation application and approval, including the setting up of the relevant databases, confirming the scope of transformation, applying to be part of the annual urban renewal plan and consulting and liaising with the relevant authorities;

3)  obtaining the approval from the Guangzhou Urban Renewal Bureau, compiling conceptual preliminary planning proposals, and managing project implementation proposals and feasibility studies;

4)  obtaining internal approvals from GRGC and CRC, including preparing the application and reporting documents; and

5)  assisting the Company in paying the outstanding fees for the land transfer and in applying for the land use right certificate for new purposes.

Service Fee

1)  If the government officially approves that the comprehensive floor area ratio of the Project Land is less than 2.5, the Company has the right to terminate the Entrustment Agreement without paying any service fee, and GRRE will bear the costs incurred from providing the Entrusted Services.

2)  If the government officially approves that the comprehensive floor area ratio of the Project Land is equal to 2.5, the total amount of service fee payable by the Company will be equal to the basic service fee of RMB5 million.

3)  If the government officially approves that the comprehensive floor area ratio of the Project Land is more than 2.5, the total amount of service fee payable by the Company will be equal to the basic service fee of RMB5 million plus additional rewards, calculated as follow: additional rewards = (market value of the Project Land upon the approval of the comprehensive floor area ratio—the actual fee paid for of the land transfer – current market value of the Project Land) x 2% provided that the total amount of service fee will not exceed RMB50 million.

The service fee was agreed after arm’s length negotiations among the parties to the Entrustment Agreement with reference to, among other things, the estimated costs and resources (including technology and manpower) to be contributed by GRRE and the experience of GRRE in the property development.

Termination

The Company has the right to terminate the Entrustment Agreement without paying any service fee if:

1)  prior to having obtained approval from the relevant authorities with respect to the development of the Project Land, GRRE acknowledges that the project will not be approved by such authorities;

2)  having thoroughly considered the current purpose and land use nature, the regulatory conditions imposed by Guangzhou City on, and the requirements for, the development of the Project Land as well as having sufficiently assessed the difficulty in implementing the project, GRRE acknowledges that it will be impossible to obtain the relevant government approvals, or the land transfer or planning indicators will not meet the expectations of the Company;

3)  save for any force majeure event or any extension agreed by the Company in writing, GRRE fails to complete the preliminary work agreed under the Entrustment Agreement within 24 months from the effective date of the Entrustment Agreement.

If the Entrustment Agreement cannot be performed as a result of the failure to perform its obligations thereunder, any material breach thereof or any conduct in breach of the laws and regulations by a party, the other party has the right to terminate the Entrustment Agreement and claim damages.

1	DEFINITIONS

In this summary, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors of the Company

“Company”	Guangshen Railway Company Limited a joint stock limited company incorporated in the PRC, the H Shares of which are listed on the Stock Exchange, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“CRC”	China Railway Corporation, a wholly state-owned enterprise incorporated under the PRC laws

“connected person(s)”	has the meaning ascribed thereto under the

Listing Rules “Directors”	the directors of the Company

“Entrustment Agreement”	the Entrustment Agreement dated 22 August 2018 entered into between the Company and GRRE in respect of the provision of the Entrusted Services

“Entrusted Services”	the provision of the land preliminary development works by GRRE on the Project Land

“GRGC”	China Railway Guangzhou Group Co., Ltd. (formerly known as Guangzhou Railway (Group) Company), a company incorporated under the PRC laws and the largest Shareholder of the Company

“Group”	the Company and its subsidiaries

“GRRE”	Guangzhou Railway Real Estate Construction Engineering Co., Ltd. a company incorporated under the PRC laws and a connected person of the Company

“H Share”	overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the Stock Exchange, denominated in Hong Kong dollar

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Project Land”	the land located at Tianhe District, Guangzhou City, PRC with its boundaries reaching Lianquan Road in the east, Guangyuan Road in the north, Yongfu Road in the west and Guangshen Railway in the south, and is the goods yard land of Guangzhou East Railway Station of the Company

“PRC”	the People’s Republic of China and in this announcement excluding Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share(s) of a par value of RMB1.00 each in the share capital of the Company

“Shareholder(s)”	holder(s) of the Shares(s)

“sq. m.”	square meter(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

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